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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             PRICELLULAR CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

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                                   741504 10 4
                                 (CUSIP Number)

                                  STEVEN PRICE
                       (Name of Persons Filing Statement)

                         Richard D. Truesdell, Jr., Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 6, 1998
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

     Check the following box if a fee is being paid with this statement:  |_|

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                                  SCHEDULE 13D

CUSIP No.  74  1504104                                      Page 2 of 7 Pages
          -------------                                          --   --


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven Price

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|

                                                                  (b)   |x|



     3       SEC USE ONLY



     4       SOURCE OF FUNDS*

             Not applicable

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       |_|



     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

            NUMBER OF SHARES                  7   SOLE VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON
                  WITH                             3,410,379

                                              8   SHARED VOTING POWER

                                                   110,820

                                              9   SOLE DISPOSITIVE POWER

                                                   3,410,379

                                             10   SHARED DISPOSITIVE POWER

                                                   110,820



    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,521,199  --  See Item 5

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     |_|



    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.1%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The following information amends, supplements and supersedes Amendment No. 3 to the Schedule 13D filed on April 10, 1997 by Steven Price ("Mr. Price") and Robert Price, but only with respect to Mr. Price.

   Item 1.  Security and Issuer.

     This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 711 Westchester Avenue, White Plains, New York 10604.

   Item 2.  Identity and Background

     This statement is filed by Mr. Price. Mr. Price's business address is 711 Westchester Avenue, White Plains, New York 10604. Mr. Price is the President and Chief Executive Officer of the Company. Mr. Price is a citizen of the United States of America.

     Mr. Price is party to a voting agreement (the "Prior Voting Agreement") dated as of December 28, 1995, as amended on June 24, 1996, among the Company, Mr. Robert Price, Eileen Farbman, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), Aeneas Venture Corporation, Spectrum Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership and The Public School Employees' Retirement System, pursuant to which each of the parties thereto has agreed to vote for the nominees to the Board of each of the other parties thereto. On June 24, 1996, the Prior Voting Agreement was amended, among other things, for the purpose of removing Eileen Farbman (in her individual capacity and as custodian for Leo Farbman and Alexandra Farbman) as a party thereto.

     Mr. Price disclaims membership in a group with the other parties to the Prior Voting Agreement and any other shareholders of the Company.

     Mr. Price has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Price been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Consideration

     Not applicable.

   Item 4.  Purpose of the Transaction

     On March 6, 1998, the Company and American Cellular Corporation, a Delaware corporation ("ACC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, ACC will be merged with and into the Company, with the Company being the surviving corporation of such merger (the "Merger"). At the Effective Time (as defined in the Merger Agreement) of the Merger, each issued and outstanding share of Class A Common Stock, par value $0.01 per share of the Company (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the"Class B Shares"), of the Company will in each case be converted into the right to receive $14.00 in cash, without interest (the "Merger Consideration"), and each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company will be converted into the right to receive the product of the Merger Consideration and the number of Class A Shares into which each such share of Series A Preferred Stock is convertible at such time in connection with a change of control. The consummation of the Merger is subject to certain conditions, including adoption and approval of the Merger and the Merger Agreement by the stockholders of the Company, and receipt of all required regulatory consents or approvals.

     The Merger Agreement may be terminated by either the Company or ACC under certain circumstances, including (i) by the Company, upon payment of certain fees to ACC, if the Directors of the Company, in good faith based upon the advice of counsel, shall have withdrawn or modified in a manner adverse to ACC their approval or recommendation of the Merger Agreement, or shall have resolved to do so, in order to permit the Company to execute a definitive agreement in connection with an Acquisition Proposal (as defined in the Merger Agreement);
(ii) by either the Company or ACC if the Merger has not been consummated before the earlier of (x) the termination of certain debt financing commitments if the High Yield Financing (as defined in the Merger Agreement) has not been consummated prior thereto, (y) if the proceeds of any High Yield Financing cease to be held in escrow and (z) March 6, 1999; (iii) by the Company or ACC if the approval of the Merger by the stockholders of the Company is not obtained at the stockholders' meeting; and (iv) by the Company if equity capital in an amount equal to at least $25 million shall not have been contributed to ACC within 30 days of the date of the Merger Agreement.

     In connection with the execution of the Merger Agreement, AT&T Wireless, Inc., The Thomas H. Lee Company, Mr. Price and Eileen Farbman (collectively, the "Principal Shareholders") entered into a Voting Agreement with ACC. Pursuant to the Voting Agreement, the Principal Shareholders, the beneficial owners of approximately 39% of the outstanding Common Stock and Preferred Stock of the Company (or 57% of the fully diluted voting power of the Company), agreed to vote their shares in favor of the approval and adoption of the Merger Agreement. The Voting Agreement will terminate upon termination of the Merger Agreement.

     Under the terms of the Voting Agreement, Mr. Price has agreed (i) not to grant any proxies or enter into any other agreement relating to the voting of any of the Class A Shares or Class B Shares owned by him and (ii) not to sell or otherwise transfer any such shares without the prior consent of ACC, with the exception that he may sell up to 150,000 shares in open market transactions (subject to a right of first refusal by ACC with respect to such shares). The Voting Agreement also provides that Mr. Price may not solicit, initiate or encourage any Acquisition Proposal, nor, subject to his fiduciary duties, engage in discussions or negotiations with any person who has made or is considering making any such proposal.

     In addition, pursuant to the Voting Agreement, Mr. Price has agreed (subject to certain conditions) that if he sells or otherwise transfers prior to the first anniversary after the Merger Agreement is terminated any of his Class A Shares or Class B Shares when an Acquisition Proposal is pending, he will pay to ACC an amount equal to the excess (if any) of the aggregate consideration received by Mr. Price pursuant to such transfer over the aggregate amount he would have received pursuant to the Merger Agreement if the Merger had been consummated.

     These summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively. A copy of the Merger Agreement is attached hereto as
Exhibit 5, and a copy of the Voting Agreement is attached hereto as Exhibit 6. Each such agreement is hereby incorporated herein by reference.

     Subject to the provisions of the Voting Agreement, Mr. Price intends to continue to review his investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, Mr. Price will take such actions as he may deem appropriate in light of the circumstances existing from time to time. In this connection, he may, subject to market conditions and other factors that he may deem relevant, and subject to his obligations under the Voting Agreement, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise.

     Except as set forth above and in the Voting Agreement, Mr. Price does not currently have any plans or proposals relating to the activities described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

   Item 5.  Interest in the Securities of the Issuer

     (a) As of March 6, 1998, Mr. Price is the beneficial owner of 3,521,199 Class A Shares, representing 16.1% of the total number of shares of Class A Shares outstanding. The 3,521,199 Shares consist of (A) 3,080,537 Class B Shares owned directly by Mr. Price, which shares are convertible at the option of the holders on a one-to-one basis into Class A Shares, (B) 30,038 Class A Shares owned directly by Mr. Price, (C) options to purchase 110,820 Class A Shares held in custody for his daughter, and (D) options to purchase 250,976 Class A Shares granted pursuant to the Company's 1994 Stock Option Plan that are currently exercisable, but does not include options to purchase 48,828 Class A Shares granted pursuant to the Company's 1994 Stock Option Plan that are not exercisable within 60 days.

     (b) Except as otherwise described herein, Mr. Price does not have any sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

     (c) Except for the transactions described in Item 4 hereof, no transactions in shares of Common Stock have been effected during the past 60 days by Mr. Price.

     (d) Not applicable.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In addition to the Voting Agreement and the Prior Voting Agreement, Mr. Price is subject to (a) a stockholders agreement dated as of April 29, 1994 by and among AT&T Wireless Services, Inc. and the parties named therein, as amended, and to (b) a stockholders agreement dated as of May 16, 1994 among Aeneas Venture Corporation, Spectrum Equity Investors, L.P. and the parties named therein, as amended. Except as referred to or described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Stockholders Agreement, dated as of April 29, 1994, by and among the Company and AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.)*

     Exhibit 2: Amended and Restated Stockholders Agreement, dated May 16, 1994, by and among the Company, Aeneas Venture Corporation and Spectrum Equity Investors, L.P.*

     Exhibit 3: Voting Agreement, dated as of December 28, 1995, by and among the Company, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communication, Inc.), Aeneas Venture Corporation, Spectrum Equity Investors, L.P., Thomas H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership, The Public School Employees' Retirement System and certain members of the Price family**

     Exhibit 4: Amendment to the Voting Agreement, dated as of June 24, 1996, by and among the Company, AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), Aeneas Venutre Corporation, Spectrum Equity Investors, L.P., Thomas
                    H. Lee Equity Fund III, L.P., THL-CCI Investors Limited Partnership, The Public School Employees' Retirement System and certain members of the Price family***

     Exhibit 5: Agreement and Plan of Merger dated as of March 6, 1998 between PriCellular Corporation and American Cellular Corporation (schedules omitted).****

     Exhibit 6: Voting Agreement dated as of March 6, 1998 among American Cellular Corporation, PriCellular Corporation and the shareholders party thereto.****

     * Incorporated herein by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-85678).

     ** Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     *** Incorporated herein by reference to Amendment No.2 to the Schedule 13D relating to ownership of the Company's Class A Common Stock filed by Robert Price and Steven Price on August 15, 1996.

    **** Incorporated herein by reference to the Company's Report on Form 8K filed on March 9, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     March 16, 1998


                                        STEVEN PRICE


                                        By: /s/ Steven Price
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